Exhibit 12.1
Dycom Industries, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended	Fiscal Year Ended
	January 24, 2015	July 26, 2014	July 27, 2013	July 28, 2012	July 30, 2011	July 31, 2010
	(Dollars in thousands)
Earnings, as defined:
Income from continuing operations before cumulative effect of changes in accounting principles	$30,239	$39,978	$35,188	$39,378	$16,107	$5,849
Income tax expense	19,679	26,341	23,011	25,183	12,377	4,881
Fixed charges included in the determination of net income	19,728	39,528	34,774	24,001	22,185	20,292
Total earnings, as defined	$69,646	$105,847	$92,973	$88,562	$50,669	$31,022

Fixed charges, as defined:
Interest charges	$13,480	$26,837	$23,335	$16,745	$16,017	$14,272
Rental interest factor	6,248	12,691	11,439	7,256	6,168	6,020
Total fixed charges, as defined	$19,728	$39,528	$34,774	$24,001	$22,185	$20,292

Ratio of earnings to fixed charges	3.5x	2.7x	2.7x	3.7x	2.3x	1.5x